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Exhibit 99.1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Bats Global Markets, Inc.:

        We have audited the accompanying consolidated statements of financial condition of Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and its subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bats Global Markets, Inc. and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2(b) to the consolidated financial statements, the Company has changed its method of accounting for the presentation of debt issuance costs and deferred tax liabilities in the consolidated financial statements referred to above due to the adoption of Accounting Standards Update No. 2015-03 and Interest—Imputation of Interest, Accounting Standards Update No. 2015-17, Income Taxes—Balance Sheet Classification of Deferred Taxes, respectively.

/s/ KPMG LLP

Kansas City, Missouri
March 7, 2016, except as to Note 2(b) and Note 22,
as to which the date is November 7, 2016

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Consolidated Statements of Financial Condition

December 31, 2015 and 2014

(In millions, except share data)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$75.1	$122.2
Restricted cash	—	14.0
Financial investments:
Trading investments, at fair value	0.5	7.0
Available-for-sale investments, at fair value	47.2	61.4
Accounts receivable, net, including $40.3 and $51.0 from related parties at December 31, 2015 and 2014, respectively	131.0	130.2
Income taxes receivable	16.0	12.3
Deferred income taxes	—	—
Other receivables	5.4	3.6
Prepaid expenses	5.1	6.2

Total current assets	280.3	356.9
Property and equipment, net	29.6	29.0
Goodwill	741.3	441.7
Intangible assets, net	239.0	156.5
Debt issuance costs, net	—	—
Deferred income taxes	0.6	3.3
Investment in EuroCCP	11.4	10.8
Other assets	4.8	1.9

Total assets	$1,307.0	$1,000.1

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities, including $15.2 and $18.2 to related parties at December 31, 2015 and 2014, respectively	$72.9	$101.1
Section 31 fees payable	93.0	107.7
Current portion of long-term debt	83.9	42.2
Current portion of contingent consideration liability to related party	6.6	—
Deferred income taxes	—	—

Total current liabilities	256.4	251.0
Long-term debt, less current portion	593.7	425.7
Contingent consideration liability to related party, less current portion	58.8	—
Unrecognized tax benefits	8.0	8.6
Deferred income taxes	7.4	6.5
Other liabilities	2.8	4.1
Commitments and contingencies
Stockholders' equity:
Common stock, $0.01 par value. 160,050,000 voting and 58,200,000 non-voting shares authorized at December 31, 2015 and 2014; 74,991,527 voting and 21,146,136 non-voting shares issued at December 31, 2015; 74,355,726 voting and 21,146,136 non-voting shares issued at December 31, 2014	1.0	1.0
Common stock in treasury, at cost 458,237 and 165,827 voting shares at December 31, 2015 and 2014, respectively	(6.5)	(1.9)
Additional paid-in capital	270.6	262.0
Retained earnings	125.0	42.8
Accumulated other comprehensive (loss) income, net	(10.2)	0.3

Total stockholders' equity	379.9	304.2

Total liabilities and stockholders' equity	$1,307.0	$1,000.1

See accompanying notes to consolidated financial statements.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Consolidated Statements of Income

Years ended December 31, 2015, 2014 and 2013

(In millions, except per share data)

	2015	2014	2013
Revenues:
Transaction fees, including $569.0, $481.3 and $172.0 from related parties for the years ended December 31, 2015, 2014 and 2013, respectively	$1,290.2	$1,009.9	$612.8
Regulatory transaction fees, including $129.3, $117.0 and $39.2 from related parties for the years ended December 31, 2015, 2014 and 2013, respectively	275.7	272.0	127.4
Market data fees, including $2.4, $2.3 and $1.2 from related parties for the years ended December 31, 2015, 2014 and 2013, respectively	131.0	110.3	59.4
Connectivity fees and other, including $29.4, $23.9 and $9.2 from related parties for the years ended December 31, 2015, 2014 and 2013, respectively	81.8	66.0	41.9

Total revenues	1,778.7	1,458.2	841.5
Cost of revenues:
Liquidity payments, including $548.5, $405.5 and $167.5 to related parties for the years ended December 31, 2015, 2014 and 2013, respectively	1,070.7	831.4	474.7
Section 31 fees	275.7	272.0	127.4
Routing and clearing, including $38.9, $24.7 and $33.1 to related parties for the years ended December 31, 2015, 2014 and 2013, respectively	47.9	47.3	42.6

Total cost of revenues	1,394.3	1,150.7	644.7

Revenues less cost of revenues	384.4	307.5	196.8
Operating expenses:
Compensation and benefits	79.7	87.0	41.5
Depreciation and amortization	40.8	28.4	15.2
Systems and data communication	27.2	23.5	9.6
Occupancy	3.1	4.2	1.9
Professional and contract services	11.1	6.5	8.1
Regulatory costs	11.1	12.1	5.4
Change in fair value of contingent consideration liability to related party	2.8	—	—
Impairment of assets	—	—	3.5
General and administrative	26.3	26.2	10.0

Total operating expenses	202.1	187.9	95.2

Operating income	182.3	119.6	101.6
Non-operating (expenses) income:
Interest expense, net	(46.6)	(27.3)	(25.8)
Loss on extinguishment of debt	—	(13.6)	—
Equity in earnings in EuroCCP	1.2	1.1	—
Other income (expense), net	1.8	0.5	(0.2)

Income before income tax provision	138.7	80.3	75.6
Income tax provision	56.5	31.1	28.8

Net income	$82.2	$49.2	$46.8

Basic earnings per share	$0.87	$0.53	$0.71
Diluted earnings per share	$0.87	$0.53	$0.71
Cash distributions declared per common stock	$—	$2.69	$—
Basic weighted average shares outstanding	94.6	92.2	66.0
Diluted weighted average shares outstanding	95.0	92.7	66.3

See accompanying notes to consolidated financial statements.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2015, 2014 and 2013

(In millions)

	2015	2014	2013
Net income	$82.2	$49.2	$46.8
Other comprehensive (loss) income, before tax:
Foreign currency translation adjustments	(12.4)	(15.0)	6.6
Unrealized holding gains on available-for-sale investments	—	—	0.1
Less: Reclassification adjustments for losses included in interest expense, net	—	—	(0.1)

Other comprehensive (loss) income, before tax	(12.4)	(15.0)	6.6
Income tax benefit (provision) related to components of other comprehensive (loss) income	1.9	5.7	(1.7)

Other comprehensive (loss) income, net of tax	(10.5)	(9.3)	4.9

Comprehensive income	$71.7	$39.9	$51.7

See accompanying notes to consolidated financial statements.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2015, 2014 and 2013

(In millions, except share data)

	Common stock
	Voting shares outstanding	Non-voting shares outstanding	Class A non-voting shares outstanding	Class B non-voting shares outstanding	Par value	Common stock in treasury	Additional paid-in capital	Retained earnings (deficit)	Accumulated other (loss) comprehensive income, net	Total stockholders' equity
Balance at December 31, 2012	65,634,788	551,445	—	—	$0.7	$(40.3)	$125.1	$(2.5)	$4.7	$87.7
Common stock issued under employee stock plans	285,552	—	—	—	—	(1.0)	0.7	—	—	(0.3)
Share repurchases	(125,785)	—	—	—	—	(1.4)	—	—	—	(1.4)
Stock-based compensation	—	—	—	—	—	—	2.2	—	—	2.2
Excess tax benefit from stock-based compensation	—	—	—	—	—	—	0.1	—	—	0.1
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	4.9	4.9
Net income	—	—	—	—	—	—	—	46.8	—	46.8

Balance at December 31, 2013	65,794,555	551,445	—	—	0.7	(42.7)	128.1	44.3	9.6	140.0
Acquisition of Direct Edge Holdings LLC and recapitalization	7,934,214	(551,445)	8,993,978	12,152,158	0.3	42.7	301.5	—	—	344.5
Common stock issued under employee stock plans	537,538	—	—	—	—	(1.0)	0.9	—	—	(0.1)
Share repurchases	(76,408)	—	—	—	—	(0.9)	—	—	—	(0.9)
Stock-based compensation	—	—	—	—	—	—	1.9	—	—	1.9
Excess tax benefit from stock-based compensation	—	—	—	—	—	—	0.1	—	—	0.1
Distribution	—	—	—	—	—	—	(170.5)	(50.7)	—	(221.2)
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(9.3)	(9.3)
Net income	—	—	—	—	—	—	—	49.2	—	49.2

Balance at December 31, 2014	74,189,899	—	8,993,978	12,152,158	1.0	(1.9)	262.0	42.8	0.3	304.2
Common stock issued under employee stock plans	556,022	—	—	—	—	(1.3)	1.7	—	—	0.4
Share repurchases	(212,631)	—	—	—	—	(3.3)	—	—	—	(3.3)
Stock-based compensation	—	—	—	—	—	—	5.9	—	—	5.9
Excess tax benefit from stock-based compensation	—	—	—	—	—	—	1.0	—	—	1.0
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(10.5)	(10.5)
Net income	—	—	—	—	—	—	—	82.2	—	82.2

Balance at December 31, 2015	74,533,290	—	8,993,978	12,152,158	$1.0	$(6.5)	$270.6	$125.0	$(10.2)	$379.9

See accompanying notes to consolidated financial statements.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2015, 2014 and 2013

(In millions)

	2015	2014	2013
Cash flows from operating activities:
Net income	$82.2	$49.2	$46.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	40.8	28.4	15.2
Amortization of debt issuance cost and debt discount	6.7	2.8	5.9
Change in fair value of contingent consideration liability to related party	2.8	—	—
Provision for uncollectable accounts receivable	0.2	0.3	0.1
Deferred income taxes	(3.6)	1.5	4.0
Stock-based compensation	5.9	1.9	2.2
Loss on extinguishment of debt	—	13.6	—
Loss on disposal of property and equipment	—	—	0.2
Equity in earnings in EuroCCP	(1.2)	(1.1)	—
Realized gain on termination of revolving credit facility	(1.1)	—	—
Changes in assets and liabilities:
Receivables, including $10.7, $40.8 and $1.2 from related parties for the years ended December, 31, 2015, 2014 and 2013, respectively	(1.5)	(33.1)	7.1
Trading financial investments, net	6.5	—	0.5
Prepaid and other assets	(3.1)	0.1	1.3
Accounts payable and accrued liabilities, including $3.0 and $13.5 to related parties for the years ended December 31, 2015 and 2014, respectively	(29.2)	7.8	(1.7)
Section 31 fees payable	(14.7)	26.1	(14.5)
Payment of contingent consideration related to Chi-X Europe acquisition	—	—	(3.8)
Unrecognized tax benefits	(0.6)	—	—
Other liabilities	(0.6)	1.8	(0.2)

Net cash provided by operating activities	89.5	99.3	63.1
Cash flows from investing activities:
Acquisition, net of cash acquired	(360.9)	23.8	—
Purchases of available-for-sale financial investments	(157.8)	(169.4)	(88.5)
Proceeds from maturities of available-for-sale financial investments	172.0	126.2	92.6
Investment in EuroCCP	—	—	(10.3)
Changes in restricted cash	14.0	(14.0)	—
Purchases of property and equipment	(13.9)	(25.2)	(3.6)

Net cash used in investing activities	(346.6)	(58.6)	(9.8)
Cash flows from financing activities:
Distributions paid	(5.7)	(215.0)	(0.1)
Principal payments on long-term debt	(153.1)	(277.6)	(45.0)
Proceeds from long-term debt	373.8	499.9	—
Proceeds from employee stock purchase program	0.7	—	—
Debt issuance costs and additional debt discount	(16.5)	(8.3)	—
Proceeds from the exercise of stock-based compensation	0.1	—	—
Excess tax benefit (shortfall) from stock-based compensation	1.0	(0.1)	—
Purchases of treasury stock	(3.6)	(1.1)	(1.6)

Net cash provided by (used in) financing activities	196.7	(2.2)	(46.7)
Effect of foreign currency exchange rate changes on cash and cash equivalents	13.3	(3.5)	(1.9)

(Decrease) increase in cash and cash equivalents	(47.1)	35.0	4.7
Cash and cash equivalents:
Beginning of year	122.2	87.2	82.5

End of year	$75.1	$122.2	$87.2

Supplemental disclosure of cash paid:
Cash paid for income taxes, net of refunds	$48.5	$42.7	$28.9
Cash paid for interest	39.2	24.1	20.1
Supplemental disclosure of noncash transactions:
Forfeiture of common stock for payment of exercise of stock options	$0.9	$0.8	$0.8
Distribution payable on unvested restricted stock	—	1.4	—
Distribution declared	—	4.8	—
Supplemental disclosure of noncash investing activities:
Property and equipment acquired	$0.3	$10.4	$—
Goodwill acquired	308.2	253.5	—
Intangible assets acquired	111.0	120.4	—
Other assets acquired	5.2	66.1	—
Liabilities assumed	(63.8)	(129.7)	—
Issuance of common stock related to acquisition	—	(344.5)	—

See accompanying notes to consolidated financial statements.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015, 2014 and 2013

(1) Nature of Operations

        Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and its consolidated subsidiaries (the Company or Bats) is a global financial technology company that provides trade execution, market data, trade reporting, connectivity and risk management solutions to brokers, market makers, asset managers and other market participants, ultimately benefiting retail and institutional investors across multiple asset classes. The Company's asset classes comprise listed cash equity securities in the United States (U.S.) and Europe, listed equity options in the United States, and institutional spot foreign currency (FX) globally. The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York, Chicago, Illinois and London, United Kingdom (U.K.) and Singapore.

        In the United States, the Company operates four national securities exchanges, Bats BZX Exchange, Inc. (formerly known as BATS Exchange, Inc.) (BZX), Bats BYX Exchange, Inc. (formerly known as BATS Y-Exchange, Inc.) (BYX), Bats EDGX Exchange, Inc. (formerly known as EDGX Exchange, Inc.) (EDGX) and Bats EDGA Exchange, Inc. (formerly known as EDGA Exchange, Inc.) (EDGA). All trade listed cash equity securities and exchange-traded products (ETPs), such as exchange-traded funds (ETFs), but each target different market segments by offering different pricing alternatives. BZX and EDGX also operate markets for trading listed equity options and the Company lists ETPs on BZX. The Company operates a broker-dealer, Bats Trading, Inc. (formerly known as BATS Trading, Inc.) (Trading), that provides routed transaction services for listed cash equity securities and equity options on BZX, BYX, EDGX and EDGA.

        In Europe, the Company's Recognised Investment Exchange (RIE), Bats Trading Limited (BTL), offers trading in listed cash equity securities across 23 European indices and 15 major European markets. In addition, BTL also lists ETPs. Chi-X Europe Limited (Chi-X Europe) provides routed transaction services for listed cash equities within the European market. BTL and Chi-X Europe combined are referred to as Bats Europe.

        Globally, the Company serves the FX market, the world's largest asset class, with its Hotspot platform. Hotspot provides institutional spot FX services through electronic marketplaces in New York and London where buyers and sellers worldwide can trade directly and anonymously with each other.

(2) Summary of Significant Accounting Policies

(a)
Principles of Accounting

        The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b)
Basis of Presentation

        The accompanying financial statements are presented on a consolidated basis to include the accounts and transactions of Bats Global Markets, Inc. and its wholly owned subsidiaries and all significant intercompany accounts and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to current period presentation. As of December 31, 2015, the Company changed its name from BATS Global Markets, Inc. to Bats Global Markets, Inc.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(2) Summary of Significant Accounting Policies (Continued)

        In the first quarter of 2016, the Company adopted Accounting Standards Update (ASU) 2015-03, Interest—Imputation of Interest, which simplified the presentation of debt issuance cost by changing the classification of debt issuance cost from an asset to a contra-liability directly deducted from the face amount of the debt to which it relates. The consolidated financial statements and notes to the consolidated financial statements presented have conformed to this new classification, which resulted in a $9.9 million reclassification from total assets to total liabilities as of December 31, 2015 and $6.5 million as of December 31, 2014.

        In the first quarter of 2016, the Company adopted ASU 2015-17, Income Taxes—Balance Sheet Classification of Deferred Taxes. Deferred tax liabilities and assets are now classified as noncurrent on the consolidated statements of financial condition. All periods presented have conformed to this new classification, which resulted in a $0.6 million reclassification from current deferred tax assets to deferred income taxes, net as of December 31, 2015 and $0.6 million from current deferred tax liabilities to deferred tax liabilities as of December 31, 2014.

Initial Public Offering and Stock Split

        On April 20, 2016, in connection with the closing of the Company's initial public offering (IPO) in which certain selling stockholders of the Company sold 15,295,000 shares of existing common stock at a public offering price of $19.00 per share, the company effected a stock split at a ratio of 1-for-2.91 of each share of the Company's outstanding common stock, after giving effect to the reclassification of each share of Class A non-voting common stock to voting common stock and Class B non-voting common stock to non-voting common stock. All references to shares and per-share data in the Company's consolidated financial statements and notes to the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

Related Parties

        Prior to the company's IPO in April 2016, the Company had historically voluntarily disclosed transactions with all stockholders irrespective of beneficial ownership. The consolidated financial statements and notes to the consolidated financial statements herein reflect related party transactions with only "related persons," as defined by U.S. GAAP and Item 404 of Regulation S-K under the Securities and Exchange Act (the Exchange Act).

(c)
Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the receivable for market data fees, the valuation of goodwill and unrecognized tax benefits.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(2) Summary of Significant Accounting Policies (Continued)

(d)
Cash and Cash Equivalents

        The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(e)
Restricted Cash

        The Company classifies cash not available for immediate use due to regulatory and other requirements as restricted cash, and presents it separately on the consolidated statements of financial condition.

(f)
Financial Investments

        Financial investments are classified as trading or available-for-sale.

        Trading financial investments represent financial investments held by the broker-dealer subsidiaries that retain the industry-specific accounting classification required for broker-dealers. These investments are recorded at fair value with unrealized gains and losses reflected within interest expense, net in the consolidated statements of income.

        Available-for-sale financial investments are comprised of the financial investments not held by the broker-dealer subsidiaries. Unrealized gains and losses, net of income taxes, are included as a component of accumulated other comprehensive (loss) income in the accompanying consolidated statements of financial condition.

        Interest on financial investments, including amortization of premiums and accretion of discounts, is recognized as income when earned. Realized gains and losses on financial investments are calculated using the specific identification method and are included in interest expense, net in the accompanying consolidated statements of income.

        A decline in the market value of any available-for-sale investment below carrying amount that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to realizable value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the investment, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

(g)
Accounts Receivable, Net

        Accounts receivable are concentrated with the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines an appropriate allowance for uncollectible accounts receivable based on anticipated collections. In circumstances where a specific customer's inability to meet its financial

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(2) Summary of Significant Accounting Policies (Continued)

obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Once the Company determines an allowance for an uncollectible account is necessary, interest on the receivable ceases to be accrued. See note 7 for allowance for doubtful accounts activity.

(h)
Property and Equipment, Net

        Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life of the assets.

        Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

        The Company accounts for software development costs under ASC Topic 350, Intangibles—Goodwill and Other. The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities.

(i)
Goodwill and Intangible Assets, Net

        Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the Company's reporting units based on the assignment of the fair values of each reporting unit of the acquired company. The Company tests goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. The impairment test is performed during the fourth quarter using December 1st carrying values, and if the fair value of the reporting unit is found to be less than the carrying value, an impairment loss is recorded. The Company completed its annual goodwill impairment test in the fourth quarter of 2015 and determined that no impairment existed.

        Intangible assets, net, primarily include acquired trademarks and trade names, customer relationships, strategic alliance agreements, licenses and registrations and non-compete agreements. Intangible assets with finite lives are amortized based on the discounted cash flow method applied over the estimated useful lives of the intangible assets.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(2) Summary of Significant Accounting Policies (Continued)

        Intangible assets deemed to have indefinite useful lives are not amortized, but instead are tested for impairment at least annually, usually concurrently with goodwill. Impairment exists if the fair value of the asset is less than the carrying amount, and in that case, an impairment loss is recorded. The Company has performed the required intangible assets impairment tests and the determined that the strategic alliance intangible asset was impaired as of December 31, 2013. The value of the asset was written off to impairment of assets in the consolidated statements of income.

(j)
Foreign Currency

        The financial statements of foreign subsidiaries where the functional currency is not the U.S. dollar are translated into U.S. dollars using the exchange rate in effect as of each statement of financial condition date. Statements of income and cash flow amounts are translated using the average exchange rate during the period. The cumulative effects of translating the statement of financial condition accounts from the functional currency into the U.S. dollar at the applicable exchange rates are included in accumulated other comprehensive (loss) income, net in the statements of financial condition. Foreign currency gains and losses are recorded as other income (expense), net in the consolidated statements of income. The Company's operations in the United Kingdom and Singapore are recorded in Pounds sterling and Singapore dollars, respectively.

(k)
Income Taxes

        Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

        The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the consolidated financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the consolidated statements of income.

(l)
Revenue Recognition

Transaction Fees and Liquidity Payments

        Under the Company's "maker-taker" pricing model on BZX, EDGX and the Company's RIE, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). As a result, transaction fees consist of "taker" fees and routing fee revenues charged on securities that are routed to another market center. Transaction fees and liquidity payments are considered earned and incurred

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(2) Summary of Significant Accounting Policies (Continued)

upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

        Under the Company's "taker-maker" pricing model on BYX and EDGA, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

        On the Company's FX platform, the customer is charged a transaction fee regardless of whether it is adding or removing liquidity from the market.

Market Data Fees

        Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Fees from the CTA and UTP are estimated and recognized on a monthly basis and received approximately 45 days after quarter end. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. Fees from OPRA are estimated and recognized on a monthly basis and received approximately 30 days after quarter end. The Company also charges data subscribers directly for proprietary market data in its U.S. Equities and European Equities segments. The proprietary market data fees are recognized monthly, as the subscription fees are earned.

Regulatory Transaction and Section 31 Fees

        BZX, BYX, EDGX and EDGA, as U.S. exchanges, are assessed Section 31 fees pursuant to the Securities Exchange Act of 1934 (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by the four exchanges. The exchanges, in turn, collect regulatory transaction fees that are designed to equal to the Section 31 fees from their members. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the consolidated statements of income. BZX, BYX, EDGX and EDGA collect the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognize these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in the consolidated statements of financial condition at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the consolidated statements of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(2) Summary of Significant Accounting Policies (Continued)

Port Fees

        Port fees are generated primarily from connectivity services related to each of the electronic markets. Port fees are recognized on a monthly basis.

Concentrations of Revenue and Liquidity Payments

        For the years ended December 31, 2015, 2014 and 2013, one member accounted for 11%, 12% and 10%, respectively, of the Company's transaction fees. For the years ended December 31, 2015, 2014 and 2013, approximately 5%, 9% and 12%, respectively, of total liquidity payments each year were paid to one member, substantially all of which is recorded in the U.S. Equities segment. No other members accounted for more than 10% of the Company's transaction fees or liquidity payments during the years ended December 31, 2015, 2014 and 2013, and no member accounted for more than 10% of the Company's total revenue during the years ended December 31, 2015, 2014 and 2013.

        No member is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these members may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

(m)
Earnings Per Share

        The Company presents both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of common shares and dilutive common share equivalents outstanding.

(n)
Stock-Based Compensation

        The Company grants stock-based compensation to its employees through awards of stock options and restricted stock. The Company records stock-based compensation expense for all stock-based compensation granted based on the grant-date fair value. The Company recognizes compensation expense related to stock-based compensation awards with graded vesting that have a service condition on a straight-line basis over the requisite service period of the entire award.

        The amount of stock-based compensation expense related to awards of restricted stock is based on the fair value of Bats Global Markets, Inc. common stock at the date of grant. The fair value is based on a current market-based transaction of the Company's common stock. If a market-based transaction of the Company's common stock is not available, then the fair value is based on an independent third-party valuation using equal weighting of two valuation analysis techniques, discounted cash flows and valuation multiples observed from publicly traded companies in a similar industry.

        The amount of future stock-based compensation expense related to awards of stock options is based on the Black-Scholes valuation model. Assumptions used to estimate the grant-date fair value of stock options are determined as follows:

  •
  Expected term is determined using the simplified method, using the average between the contractual term and vesting period of the award. The simplified method was used due to the lack of historical information;

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(2) Summary of Significant Accounting Policies (Continued)

  •
  Expected volatility of award grants made under the Company's plan is measured using the weighted average of historical daily changes in the market price of the common stock of comparable public companies over the period equal to the expected term of the award or a minimum of two years if comparable public company historical market prices are not available for the entire expected term;

  •
  Expected dividend rate is determined based on expected dividends to be declared;

  •
  Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards; and

  •
  Forfeitures are based on the history of cancellations of awards granted and management's analysis of potential forfeitures.

(o)
Business Combinations

        The Company accounts for business combinations in accordance with ASC Topic 805, Business Combinations, which requires identifiable assets, liabilities and goodwill acquired in a business combination to be recorded at fair value at the acquisition date. Additionally, ASC Topic 805 requires transaction-related costs to be expensed in the period incurred.

(p)
Debt Issuance Costs

        The Company accounts for debt issuance cost in accordance with ASC Topic 470, Debt, and ASU 2015 -03, Interest—Imputation of Interest, which requires that all costs incurred to issue debt be capitalized as a contra-liability and amortized over the life of the loan using the interest method.

(q)
Equity Method Investment

        In general, the equity method of accounting is used when the Company owns 20% to 50% of the outstanding voting stock of a company and when it is able to exercise significant influence over the operating and financial policies of a company. The Company has an investment where it has significant influence and as such accounts for the investments under the equity method of accounting. The Company records the pro-rata share of earnings or losses each period and records any dividends received as a reduction in the investment balance. The equity method investment is evaluated for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. If the estimated fair value of the investment is less than the carrying amount and the decline in value is considered to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in the financial statements as an impairment.

(3) Recent Accounting Pronouncements

        In May 2014, the FASB issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition guidance in ASC 605, Revenue Recognition. The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(3) Recent Accounting Pronouncements (Continued)

standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for the Company on January 1, 2017. Early adoption is not permitted. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 to January 1, 2018. The Company is currently assessing the impact that this standard will have on the consolidated financial statements.

        In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810). The ASU modifies the way a reporting entity evaluates whether or not it must consolidate certain legal entities into its consolidated financial statements. The standard is effective for the Company on January 1, 2016. Early adoption is permitted, however the Company will implement with the consolidated financial statements for the year ended December 31, 2016 The ASU will have no impact to the consolidated financial statements.

        In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805). This standard simplifies the accounting for adjustments made to provisional amounts recognized in a business combination. First, it requires that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer also should record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments should be applied prospectively to adjustments to provisional amounts that are identified after December 15, 2015 and that are within the measurement period. Upon transition, an entity would be required to disclose the nature of, and reason for, the change in accounting principle. An entity would provide that disclosure in the first annual period of adoption and in the interim periods within the first annual period. This ASU will have no impact on the consolidated financial statements.

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10). This standard primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Under this ASU, unrecognized gains and losses from available-for-sale securities will be recognized through net income. This ASU is effective for the Company on January 1, 2018. Adoption will not have a material effect on the consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases, (Topic 842). The ASU will require organizations that lease assets—referred to as "lessees"—to recognize on the consolidated statement of financial condition the assets and liabilities for the rights and obligations created by those leases. The ASU is effective for the Company beginning on January 1, 2019. The Company is still evaluating the effect of this ASU on the consolidated financial statements.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(4) Acquisitions and Recapitalization

Direct Edge

        On January 31, 2014 (the Direct Edge Acquisition Date), the Company acquired 100% of the outstanding common stock of Direct Edge Holdings LLC (Direct Edge) (the Direct Edge Transaction). The Direct Edge Transaction is intended to combine operations to increase market share for the U.S. Equities segment. In conjunction with the Direct Edge Transaction, the Company recapitalized its voting and non-voting common stock into a newly formed parent entity, and one legacy Direct Edge member was issued solely Class A non-voting shares of the new parent entity and, at their request, certain other legacy Bats stockholders and Direct Edge members were issued voting shares and Class B non-voting shares of the new parent entity. All other legacy Bats stockholders and Direct Edge members were issued voting shares in the new parent entity.

        The results of Direct Edge's operations have been included in the consolidated financial statements since the Direct Edge Acquisition Date.

        The acquisition-date fair value of the consideration transferred totaled $386.2 million, which consisted of the following (in millions):

Fair value of consideration transferred:
Cash	$12.5
Fair value of share outlay	344.5
Change in control payments	29.2

Total purchase price	$386.2

        The Company issued 28.5 million shares of common stock valued at $12.08 per share. The fair value was based on a third-party valuation that used a discounted cash flow model and valuation multiples observed of publicly traded companies in a similar industry.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Direct Edge Acquisition Date (in millions):

Cash and cash equivalents	$65.5
Other current assets	66.1
Property and equipment	10.4
Identifiable intangible assets	120.4
Goodwill	253.5
Accounts payable and accrued expenses	(53.4)
Section 31 fees payable	(44.8)
Deferred income taxes	(9.4)
Unrecognized tax benefits	(0.6)
Other liabilities	(21.5)

$386.2

        Of the identifiable intangible assets recognized, $71.9 million was assigned to licenses and registrations and has an indefinite useful life. Therefore, this intangible asset will not be amortized, but

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(4) Acquisitions and Recapitalization (Continued)

its impairment will be evaluated at least annually. The remaining intangible assets will be amortized over the following useful lives:

Assets	Useful life	Balance at acquisition date (in millions)
Customer relationships	16 years	$43.0
Non-compete agreements	2 years	3.9
Trademarks/trade names	1 year	1.6

        The goodwill acquired was assigned to the U.S. Equities segment, as further described in note 9. The goodwill recognized is attributable primarily to expected synergies of the combined workforce and technologies of Bats and Direct Edge. No goodwill was deductible for tax purposes.

        The fair value of accounts receivable acquired was $27.5 million. The gross amount of accounts receivable was $27.6 million, of which $0.1 million was deemed to be uncollectable.

        The Company recognized $18.5 million and $4.4 million of Direct Edge acquisition-related costs expensed during the years ended December 31, 2014 and 2013, respectively. These costs are included in compensation and benefits and professional and contract services in the consolidated statements of income.

        The amounts of revenue and operating income of Direct Edge are included in the Company's consolidated statements of income from the Direct Edge Acquisition Date to the period ending December 31, 2014 are as follows (in millions):

Revenue	$529.4
Operating income	10.4
Net income	16.8

        The following unaudited pro forma financial information presents the combined results of the Company and Direct Edge had the acquisition date been January 1, 2013 (in millions):

	Fiscal Year ended December 31,
	2014	2013
Revenue	$1,509.1	$1,415.4
Operating income	132.6	132.3
Net income	67.4	62.0
Earnings per share:
Basic	$0.73	$0.67
Diluted	0.73	0.67

        The supplemental 2014 and 2013 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2013. The supplemental 2014

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(4) Acquisitions and Recapitalization (Continued)

and 2013 pro forma financial information includes pro forma adjustments of $44.3 million and $4.4 million, respectively, for acquisition related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

Hotspot

        On March 13, 2015 (the Hotspot Acquisition Date), the Company completed the acquisition of Hotspot FX Holdings LLC (Hotspot) (the Hotspot Transaction) from a related party for $365 million in cash and a contingent consideration liability estimated at $62.6 million. This acquisition represents further expansion into non-equity trading businesses for the Company.

        The results of Hotspot's operations have been included in the consolidated financial statements since the Hotspot Acquisition Date and were included in the Global FX segment. The Company elected to push down the purchase accounting of Hotspot to the lowest operating entity within that segment.

        The acquisition-date fair value of the consideration transferred totaled $430.1 million, which consisted of the following (in millions):

Cash	$365.0
Contingent consideration liability	62.6
Working capital payment	2.5

Total purchase price	$430.1

        The contingent consideration liability represents a tax sharing arrangement with the seller for payment of 70% of the tax benefit from the amortization resulting from the Hotspot Transaction for the first three years after the Hotspot Acquisition Date and 50% of the tax benefit for the remaining twelve years. For a 30 day period after the third anniversary of the Hotspot Acquisition Date, the Company and the seller have the option to settle the remaining liability for $50.0 million. If neither the Company nor the former owner exercises such option, the payments will continue through 2030. The payments are contingent on the Company generating sufficient taxable net income to pay such tax benefits to the former owner. The estimated undiscounted outcomes of all future payments are in the range of $70.0 million to $91.9 million.

        The fair value of the contingent consideration liability at the Hotspot Acquisition Date was estimated using a probability-weighted discounted cash flow method, represents a Level 3 measurement as defined in ASC Topic 820, and changes in fair value are recorded in operating expenses in the statements of income.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(4) Acquisitions and Recapitalization (Continued)

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Hotspot Acquisition Date (in millions):

Cash and cash equivalents	$6.6
Other current assets	5.2
Property and equipment	0.3
Identifiable intangible assets	111.0
Goodwill	308.2
Liabilities	(1.2)

$430.1

        Of the identifiable intangible assets recognized, $15.3 million was assigned to trademark/trade name and has an indefinite useful life. Therefore, this intangible asset will not be amortized, but its impairment will be evaluated at least annually. The remaining intangible assets will be amortized over the following useful lives:

Assets	Useful life	Balance at acquisition date (in millions)
Customer relationships	18 years	$81.2
Technology	6 years	12.6
Non-compete agreements	1 year	1.9

        The goodwill acquired was assigned to the Global FX segment, as further described in note 9. The goodwill recognized is attributable primarily to expected synergies of the combined workforce and technologies of Bats and Hotspot. Goodwill deductible for tax purposes is $247.9 million.

        The fair value of accounts receivable acquired was $5.2 million. The gross amount of accounts receivable was $5.3 million, of which $0.1 million was deemed to be uncollectable.

        The Company recognized $7.4 million of Hotspot acquisition-related costs expensed during the year ended December 31, 2015. These costs are included in compensation and benefits, professional and contract services, and change in fair value of contingent consideration liability to related party in the consolidated statements of income.

        The amounts of revenue and operating income of Hotspot are included in the Company's consolidated statements of income from the Hotspot Acquisition Date to the year ended December 31, 2015 are as follows (in millions):

Revenue	$37.9
Operating loss	(2.0)
Net loss	(2.2)

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(4) Acquisitions and Recapitalization (Continued)

        The following unaudited pro forma financial information presents the combined results including Hotspot had the acquisition date been January 1, 2014 (in millions, except earnings per share):

	Fiscal Year ended December 31,
	2015	2014
Revenue	$1,787.8	$1,504.5
Operating income	187.0	118.0
Net income	83.3	35.5
Earnings per share:
Basic	$0.88	$0.38
Diluted	0.88	0.38

        The supplemental 2015 and 2014 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2014. The supplemental 2015 pro forma financial information includes pro forma adjustments of $0.8 million for Hotspot acquisition-related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

(5) Severance

        Subsequent to the Direct Edge Transaction, the Company determined that certain Direct Edge employees' positions were redundant. As such, the Company communicated employee termination benefits to these Direct Edge employees. Certain employees were terminated in 2014, while others were terminated in the first quarter of 2015.

        The following is a summary of the employee termination benefits recognized within compensation and benefits in the consolidated statements of income (in millions):

U.S. Equities
Balance at December 31, 2013	$—
Termination benefits accrued	16.7
Termination payments made	(4.2)

Balance at December 31, 2014	$12.5
Termination benefits accrued	0.7
Termination payments made	(12.6)

Balance at December 31, 2015	$0.6

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(6) Investments

Financial Investments

        The Company's financial investments with original or acquired maturities longer than three months, but that mature in less than one year from the statement of financial condition date are classified as current assets and are summarized as follows (in millions):

	December 31, 2015
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:
U.S. Treasury securities	$47.2	$—	$—	$47.2

Total financial investments	$47.2	$—	$—	$47.2

	December 31, 2014
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:
U.S. Treasury securities	$61.4	$—	$—	$61.4

Total financial investments	$61.4	$—	$—	$61.4

Equity Method Investment

        In 2013, the Company acquired a 25% ownership interest in the European Multilateral Clearing Facility, N.V. (EMCF) for $10.3 million. In January 2014, EMCF changed its name to European Central Counterparty N.V. (EuroCCP). This investment is recorded as an equity method investment in the European Equities segment, as the Company shares in the proportionate results of the entity and has significant influence over the entity, but does not control the entity. This investment is recorded at $11.4 million and $10.8 million at December 31, 2015 and 2014, respectively.

(7) Allowance for Doubtful Accounts

        Allowance for doubtful accounts consisted of the following for the years ended December 31, 2015, 2014 and 2013 (in millions):

	2015	2014	2013
Balance at beginning of period	$0.3	$0.3	$0.4
Additions:
Charges to income, included in general and administrative expenses	0.2	0.3	—
Deductions:
Charges for which reserves were provided	(0.1)	(0.3)	(0.1)

Balance at end of period	$0.4	$0.3	$0.3

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(8) Property and Equipment, Net

        Property and equipment consisted of the following as of December 31, 2015 and 2014 (in millions):

	2015	2014
Computer equipment and software	$74.1	$66.2
Office furniture and fixtures	2.2	1.9
Leasehold improvements	8.8	9.9

Total property and equipment	85.1	78.0
Less accumulated depreciation	(55.5)	(49.0)

Property and equipment, net	$29.6	$29.0

        Depreciation expense was $13.9 million, $18.1 million and $9.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

(9) Goodwill and Intangible Assets, Net

        The following table presents the details of goodwill by segment (in millions):

	U.S. Equities	European Equities	Global FX	Total
Balance as of December 31, 2013	$—	$198.0	$—	$198.0
Acquisition of goodwill	253.5	—	—	253.5
Changes in foreign currency exchange rates	—	(9.8)	—	(9.8)

Balance as of December 31, 2014	253.5	188.2	—	441.7
Acquisition of goodwill	—	—	308.2	308.2
Changes in foreign currency exchange rates	—	(8.6)	—	(8.6)

Balance as of December 31, 2015	$253.5	$179.6	$308.2	$741.3

        The following table presents the details of the intangible assets (in millions):

	U.S. Equities	European Equities	Global FX	Corporate and Other	Total
Balance as of December 31, 2013	$—	$48.8	$—	$0.2	$49.0
Acquisition of intangible assets	120.4	—	—	—	120.4
Amortization	(5.3)	(5.0)	—	—	(10.3)
Changes in foreign currency exchange rates	—	(2.6)	—	—	(2.6)

Balance as of December 31, 2014	115.1	41.2	—	0.2	156.5
Acquisition of intangible assets	—	—	111.0	—	111.0
Amortization	(8.5)	(7.0)	(11.4)	—	(26.9)
Changes in foreign currency exchange rates	—	(1.6)	—	—	(1.6)

Balance as of December 31, 2015	$106.6	$32.6	$99.6	$0.2	$239.0

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(9) Goodwill and Intangible Assets, Net (Continued)

        For the years ended December 31, 2015, 2014 and 2013, amortization expense was $26.9 million, $10.3 million and $5.9 million, respectively. The estimated future amortization expense is $27.5 million for 2016, $23.9 million for 2017, $19.8 million for 2018, $16.3 million for 2019 and $13.3 million for 2020.

        The following table presents the categories of intangible assets at December 31, 2015 and 2014 (in millions):

	December 31, 2015				December 31, 2014
									Weighted Average Amortization Period
	U.S. Equities	European Equities	Global FX	Corporate and Other	U.S. Equities	European Equities	Global FX	Corporate and Other
Trademarks and trade names	$1.6	$0.6	$15.3	$—	$1.6	$0.6	$—	$—	indefinite
Customer relationships	43.0	43.0	81.2	—	43.0	45.0	—	—	18.6
Noncompete agreements	3.9	—	1.9	—	3.9	—	—	—	0.7
Trading registrations and licenses	71.9	10.3	—	—	71.9	10.8	—	—	indefinite
Technology	—	—	12.6	—	—	—	—	—	6.0
Domain names	—	—	—	0.2	—	—	—	0.2	indefinite
Accumulated amortization	(13.8)	(21.3)	(11.4)	—	(5.3)	(15.2)	—	—

	$106.6	$32.6	$99.6	$0.2	$115.1	$41.2	$—	$0.2

        The trading registrations and licenses of $82.2 million in U.S. Equities and European Equities segments, the Trademark intangible asset of $15.3 million in the Global FX segment and the domain name intangible asset of $0.2 million in the Corporate and Other segment and are not subject to amortization.

        In the fourth quarter 2013, the Company recorded an intangible asset impairment charge totaling $3.5 million related to the strategic alliance agreements acquired through the 2011 acquisition of Chi-X Europe. The Company has determined the carrying amount of the intangible is not recoverable and exceeded its fair value. The fair value of the strategic alliance was determined using the estimated cash flows from the strategic alliance. This charge was recorded in impairment of assets in the consolidated statements of income and attributed to the European Equities segment.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(10) Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities consisted of the following as of December 31, 2015 and 2014 (in millions):

	2015	2014
Accounts payable	$42.9	$38.9
Deferred income	1.5	1.8
Dividends payable	0.5	5.5
Accrued expenses	27.4	20.6
Accrued termination benefits	0.6	12.5
Other liabilities	—	21.8

Accounts payable and accrued liabilities	$72.9	$101.1

(11) Debt

        On December 19, 2012, the Company entered into (i) a term loan agreement in the amount of $300 million and (ii) revolving loans not to exceed $50 million (the '2012 Loan'). The proceeds received from the term loan were used by the Company to pay a $298.9 million dividend, or $13.20 per share, to all shareholders of Bats Global Markets, Inc. common stock during the fourth quarter 2012. The term of the loan was six years ending on December 19, 2018 with a variable interest rate based on 1-month London Interbank Offered Rate (LIBOR) (with a floor of 125 basis points) plus a spread of 575 basis points. The original issue discount was $12.5 million, or approximately 4.2%. The revolving loans had similar interest rates and a three-year term, ending on December 19, 2015. The Company incurred $7.1 million of debt issuance costs, which was capitalized and was being amortized over the term of the loans.

        Upon consummation of the acquisition of Direct Edge on January 31, 2014, the Company entered into (i) a term loan agreement in the amount of $470 million and (ii) revolving loans not to exceed $100 million (the 2014 Loan). The proceeds received from the 2014 Loan were used by the Company to extinguish the 2012 Loan, pay a dividend to the shareholders and for other corporate purposes. The 2012 Loan, related debt issuance costs and debt discount were extinguished resulting in a loss of $13.6 million that was recorded in non-operating expense on the consolidated statement of income. The term of the 2014 Loan is six years ending on January 31, 2020 with variable interest rate based on 1-month LIBOR (with floor of 100 basis points) plus a spread of 400 basis points (375 if leverage ratio falls below 2.25). The original issue discount was $1.2 million, or approximately 0.25%. The revolving loans have an interest rate of LIBOR plus 350 basis points and a three-year term, ending on January 31, 2017. The fee on the undrawn portion of the revolver is 0.5%. Principal payments on outstanding balances are made on a quarterly basis. The Company incurred $8.3 million of debt issuance costs, which was capitalized and is being amortized over the term of the loans.

        Upon consummation of the Hotspot Acquisition, the Company amended its 2014 loan (the Amended 2014 Loan). The Amended 2014 Loan increased the spread on the variable interest rate from 400 basis points to 475 basis points and required a 25 basis point amendment fee. The required annual amortization also increased from 5.0% per annum to 7.5% per annum. The impact of the amended terms on the present value of cash flows was less than 10%; therefore the amendment was

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(11) Debt (Continued)

accounted for as a modification. In addition, the Company entered into a new $150 million 3-year term loan (the 2015 Term Loan B-1) and a new $228 million 5-year term loan (the 2015 Term Loan B-2), both of which were funded immediately prior to the Hotspot transaction. The 2015 Term Loan B-1 has an interest rate based on 1-month LIBOR plus a spread of 375 basis points and a 100 basis point original issue discount, or $1.5 million. The 2015 Term Loan B-2 has an interest rate based on 1-month LIBOR (with floor of 100 basis points) plus a spread of 475 basis points and a 100 basis point original issue discount, or $2.3 million. In addition, the Company entered into a new $100 million revolving credit facility with an interest rate based on 1-month LIBOR plus a spread of 350 basis points and an undrawn fee of 50 basis points, replacing the revolving credit facility under the 2014 Loan. Debt issuance costs related to the new and restructured debt were $16.5 million, of which $0.2 million was expensed immediately and $6.6 million and $9.7 million were capitalized as debt issuance costs and additional debt discount, respectively, and are being amortized over the term of the loans.

        As of December 31, 2015 and 2014, the Company's long-term debt consisted of the following (in millions):

	2015	2014
Term loan	$698.7	$447.3
Less: debt discount	(11.2)	(6.6)
Less: debt issuance cost	(9.9)	(0.8)
Revolving credit facility	—	28.0

Total debt	677.6	467.9
Less: current portion	(83.9)	(42.2)

Total long-term debt	$593.7	$425.7

        The unamortized debt discount and debt issuance cost will be amortized as part of interest expense, net through January 31, 2020, the maturity date of the term loan. The effective interest rate on the Amended 2014 term loan was 5.5% for the year ended December 31, 2015. The effective interest rate on the original 2014 term loan was 5.0% for the year ended December 31, 2014.

        The credit agreement for the Amended 2014 Loan contains customary reporting requirements, events of default and affirmative and negative covenants, including a financial covenant not to exceed a maximum leverage ratio measured each quarter through the term of the loan, as further described in the credit agreement. The financial covenant places restrictions concerning the Company's ability to declare dividends and obtain additional financing, and requires that any proceeds from the sale of assets first be used to pay down the Amended 2014 Loan. As of December 31, 2015 and 2014, the Company was in compliance with the terms of the credit arrangement for the Amended 2014 Loan.

        The Company and certain subsidiaries have guaranteed the repayment of obligations under the credit agreement and have granted pledges of the shares of certain subsidiaries along with a security interest in certain other assets of the Company and certain subsidiaries as collateral.

        As of December 31, 2015, aggregate minimum annual maturities of long-term debt are $90.7 million in 2016, $110.7 million in 2017, $101.1 million in 2018, $73.2 million in 2019 and $323.0 million in 2020. In addition to the minimum principal payments, the Company is required to pay additional principal payments based on an annual calculation of Excess Cash Flow, as defined by the Term Loan B-2.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(11) Debt (Continued)

        Interest expense recognized on the term loans and revolving loans is included in interest expense, net in the Corporate and other segment on the consolidated statements of income, and for the year ended December 31, 2015, 2014 and 2013 it is as follows (in millions):

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Components of interest expense:
Contractual interest	$39.9	$24.6	$20.0
Amortization of debt discount	3.3	0.5	3.4
Amortization of debt issuance cost	3.5	2.3	2.6

Interest expense	$46.7	$27.4	$26.0

(12) Accumulated Other Comprehensive Income (Loss)

        The following represents the changes in accumulated other comprehensive income (loss) by component, before tax (in millions):

Foreign currency translation adjustment
Balance at December 31, 2013	$9.6
Other comprehensive loss	(15.0)
Tax effect on other comprehensive loss	5.7

Balance at December 31, 2014	0.3
Other comprehensive loss	(12.4)
Tax effect on other comprehensive loss	1.9

Balance at December 31, 2015	$(10.2)

(13) Fair Value Measurement

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

  Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

  Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(13) Fair Value Measurement (Continued)

  derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

  Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Instruments Measured at Fair Value on a Recurring Basis

        The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2015 and 2014 (in millions):

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities:
U.S. Treasury securities	$47.2	$47.2	$—	$—
Trading securities:
U.S. Treasury securities	0.5	0.5	—	—

Total assets	$47.7	$47.7	$—	$—

Liabilities:
Contingent consideration liability to related party	$65.4	—	—	$65.4

	$65.4	$—	$—	$65.4

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities:
U.S. Treasury securities	$61.4	$61.4	$—	$—
Trading securities:
U.S. Treasury securities	7.0	7.0	—	—

Total assets	$68.4	$68.4	$—	$—

        The following is a description of the Company's valuation methodologies used for instruments measured at fair value on a recurring basis:

Trading and Available-for-sale securities

        Financial investments classified as trading and available-for-sale consist of U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers and therefore categorized as Level 1.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(13) Fair Value Measurement (Continued)

Contingent Consideration Liability

        The Company entered into a contingent consideration arrangement with the purchase of Hotspot from a related party on March 13, 2015. The fair value of this liability at December 31, 2015 is $65.4 million. That value is based on estimates of discounted future cash payments under the tax sharing agreement, a significant unobservable input, and is considered a Level 3 measurement.

Instruments Measured at Fair Value on a Nonrecurring Basis

        Certain assets, such as goodwill and intangible assets, are measured at fair value on a non-recurring basis. For goodwill, the process involves using a discounted cash flow method to determine the fair value of each reporting unit on a stand-alone basis. That fair value is compared to the carrying amount of the reporting unit, including its recorded goodwill. Impairment is considered to have occurred if the fair value of the reporting unit is lower than the carrying amount of the reporting unit. For the intangible assets, the process also involves using a discounted cash flow method to determine the fair value of each intangible asset. Impairment is considered to have occurred if the fair value of the intangible asset is lower than the carrying amount. These measurements are considered Level 3 and these assets are recognized at fair value if they are deemed to be impaired. As of December 31, 2015 and 2014, none of these assets were required to be recorded at fair value since no impairment indicators were present.

Fair Value of Financial Instruments

        The following table presents the Company's fair value hierarchy for those financial instruments held by the Company as of December 31, 2015 and 2014 (in millions):

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$75.1	$75.1	$—	$—
Accounts receivable	131.0	—	131.0	—
Other receivables	5.4	—	5.4	—
Investment in EuroCCP	11.9	—	—	11.9

Total assets	$223.4	$75.1	$136.4	$11.9

Liabilities:
Accounts payable	$42.9	$—	$42.9	$—
Section 31 fees payable	93.0	—	93.0	—
Long-term debt	677.6	—	677.6	—

Total liabilities	$813.5	$—	$813.5	$—

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(13) Fair Value Measurement (Continued)

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$122.2	$122.2	$—	$—
Restricted cash	14.0	14.0	—	—
Accounts receivable	130.2	—	130.2	—
Other receivables	3.6	—	3.6	—
Investment in EuroCCP	10.9	—	—	10.9

Total assets	$280.9	$136.2	$133.8	$10.9

Liabilities:
Accounts payable	38.9	$—	$38.9	$—
Section 31 fees payable	107.7	—	107.7	—
Long-term debt	467.9	—	467.9	—

Total liabilities	$614.5	$—	$614.5	$—

        The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature.

Equity method investment

        The fair value of the EuroCCP investment at December 31, 2015 is $11.9 million. That value is based on estimates of free cash flows from the EuroCCP entity, a significant unobservable input, and is also considered a Level 3 measurement. At December 31, 2014, the carrying amount approximated fair value of $10.9 million. The primary input to the fair value measurement is a risk premium of 6.4%. Should that rate fluctuate by one percentage point, the valuation would change by approximately $2.0 million.

Long-term debt

        The carrying amount of long-term debt approximates its fair value based on traded quotes at December 31, 2015 and quoted LIBOR at December 31, 2014 and is considered a Level 2 measurement.

Information on Level 3 Financial Liabilities

        The following table sets forth a summary of changes in the fair value of the Company's level 3 financial liabilities during the year ended December 31, 2015, including a summary of unrealized

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(13) Fair Value Measurement (Continued)

(gains) losses during the period on the Company's Level 3 financial liabilities still held as of December 31, 2015.

	Level 3 Financial Assets and Financial Liabilities for the Year Ended December 31, 2015
	Balance at Beginning of Period	Realized (gains) losses during period	Unrealized (gains) losses during period	Purchases/ issuances	Settlements	Transfers in or (out) of Level 3	Balances at end of period
Liabilities
Contingent consideration liability to related party	—	2.8	—	62.6	—	—	65.4

Total Liabilities	$—	$2.8	$—	$62.6	$—	$—	$65.4

(14) Segment Reporting

        The Company operates under four reportable segments: U.S. Equities, European Equities, U.S. Options and Global FX. The Company evaluates segment performance primarily based on operating income (loss). The Company has aggregated all of its corporate costs, as well as other business ventures, within Corporate Items and Eliminations; however, professional and contract services that relate to activities of a specific segment have been allocated to that segment.

  •
  The U.S. Equities segment includes listed cash equities and exchange-traded products transaction services that occur on BZX, BYX, EDGX and EDGA. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Trading and DE Route. It also includes the listings business where ETPs are listed on BZX. The Company acquired Direct Edge on January 31, 2014. As of January 12, 2015, the Company ceased routing transactions through DE Route.

  •
  The European Equities segment includes the pan-European listed cash equities transaction services, ETFs, exchange-traded commodities and international depository receipts that occur on the RIE, BTL. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Chi-X Europe, as well as the listings business where ETPs can be listed on BTL.

  •
  The U.S. Options segment includes the listed equity options transaction services that occur on BZX and EDGX. It also includes the listed equity options routed transaction services that occur on Trading.

  •
  The Global FX segment includes institutional spot FX services that occur on the Hotspot platform. The Company acquired Hotspot on March 13, 2015.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(14) Segment Reporting (Continued)

        Summarized financial data of the Company's reportable segments was as follows (in millions):

	U.S. Equities	European Equities	U.S. Options	Global FX	Corporate items and eliminations	Total
2015:
Revenues	$1,386.8	$117.9	$242.2	$31.8	$—	$1,778.7
Revenues less cost of revenues	259.4	67.1	26.1	31.8	—	384.4
Depreciation and amortization	18.6	8.3	1.6	12.3	—	40.8
Operating income (loss)	149.2	31.9	9.8	(6.6)	(2.0)	182.3
Total assets	475.5	267.0	21.8	440.9	101.8	1,307.0
Goodwill	253.5	179.6	—	308.2	—	741.3
Intangible assets, net	106.6	32.6	—	99.6	0.2	239.0
Debt	—	—	—	—	677.6	677.6
Purchases of property and equipment	7.0	1.3	—	5.6	—	13.9
2014:
Revenues	$1,234.5	$99.1	$124.6	$—	$—	$1,458.2
Revenues less cost of revenues	224.3	66.4	16.8	—	—	307.5
Depreciation and amortization	19.9	7.6	0.9	—	—	28.4
Operating income (loss)	83.0	30.4	8.3	—	(2.1)	119.6
Total assets	704.9	283.0	6.2	—	6.0	1,000.1
Goodwill	253.5	188.2	—	—	—	441.7
Intangible assets, net	115.1	41.2	—	—	0.2	156.5
Debt	—	—	—	—	467.9	467.9
Purchases of property and equipment	24.4	0.8	—	—	—	25.2
2013:
Revenues	$662.8	$86.4	$92.3	$—	$—	$841.5
Revenues less cost of revenues	123.9	57.6	15.3	—	—	196.8
Depreciation and amortization	4.4	9.9	0.9	—	—	15.2
Operating income (loss)	77.3	17.4	8.4	—	(1.5)	101.6
Total assets	215.8	297.2	6.8	—	(67.5)	452.3
Goodwill	—	198.0	—	—	—	198.0
Intangible assets, net	—	48.8	—	—	0.2	49.0
Debt	—	—	—	—	241.4	241.4
Purchases of property and equipment	3.3	0.2	0.1	—	—	3.6

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(14) Segment Reporting (Continued)

Geographic Data

        The following table presents revenues and long-lived assets, net by geographic area for 2015, 2014 and 2013 (in millions). Revenues are classified based upon the location of the trading venue. Long-lived assets information is based on the physical location of the assets.

	Total revenues	Long-lived assets
2015:
United States	$1,660.8	$793.5
United Kingdom	117.9	216.4

Total	$1,778.7	$1,009.9

2014:
United States	$1,359.1	$396.0
United Kingdom	99.1	231.2

Total	$1,458.2	$627.2

2013:
United States	$755.1	$8.1
United Kingdom	86.4	250.4

Total	$841.5	$258.5

(15) Employee Benefit Plan

        In 2014, the Company began offering a 401(k) retirement plan eligible to all U.S. employees not eligible for the Direct Edge 401(k) plan. The Company matches participating employee contributions dollar for dollar of up to five percent of salary. In 2014, the Company also administered the legacy Direct Edge 401(k) retirement plan eligible to all Direct Edge employees. The Company matched employee contributions to this plan dollar for dollar of up to six percent, capped at $9,000. The Company's contribution amounted to $1.7 million for both the years ended December 31, 2015 and 2014. This expense is included in compensation and benefits in the consolidated statements of income.

        Prior to 2014, the Company offered a SIMPLE Individual Retirement Account for the benefit of all U.S. employees. The Company matched participating employee contributions of up to three percent of salary. All U.S. employees were eligible to participate. The Company's contribution amounted to $0.5 million for the year ended December 31, 2013. This expense is included in compensation and benefits in the consolidated statements of income.

        BTL operates a stakeholder contribution plan and contributes to employee-selected stakeholder contribution plans. The Company matched participating employee contributions of up to five percent of salary. All employees of BTL were eligible to participate. The Company's contribution amounted to $0.5 million, $0.5 million and $0.3 million for the years ended December 31, 2015, 2014 and 2013, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(16) Related Party Transactions

        Certain affiliates of stockholders of Bats conduct trading activity through the Company. The extent of such activity is presented in the accompanying consolidated statements of financial condition, income and cash flows.

        Certain affiliates of stockholders of Bats also own certain percentages of the term loans outstanding. As of December 31, 2015, $62.0 million of the Company's outstanding term loans is held by related parties.

        In March 2015, the Company entered into a Transaction Services Agreement (TSA) with a certain stockholder, the seller of Hotspot. In connection with this TSA, the following expenses were recorded in the consolidated statements of income for the year ended December 31, 2015:

Systems and data communication	$0.5
Occupancy	0.1
General and administrative	0.5

Total	$1.1

(17) Regulatory Capital

        As broker-dealers registered with the SEC, Trading is, and through January 9, 2015 DE Route was, subject to the SEC's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The SEC's requirement also provides that equity capital may not be withdrawn or a cash dividend paid if certain minimum net capital requirements are not met. Trading and DE Route compute the net capital requirements under the basic method provided for in Rule 15c3-1.

        As of December 31, 2015 and 2014, Trading is required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At December 31, 2015 and 2014, Trading had net capital of $2.3 million and $7.9 million, respectively, which was $1.8 million and $7.7 million, respectively, in excess of its required net capital of $0.5 million and $0.2 million, respectively.

        As of December 31, 2014, DE Route was required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At December 31, 2014, DE Route had net capital of $4.8 million, which was $4.6 million in excess of its required net capital of $0.2 million for the year.

        As entities regulated by the Financial Conduct Authority (FCA), BTL and Chi-X Europe are both subject to the Capital Resources Requirement (CRR). As a RIE, BTL computes its CRR in accordance with its Financial Risk Assessment, as agreed by the FCA. This CRR was $17.2 million at December 31, 2015 and $16.7 million at December 31, 2014. At December 31, 2015 and 2014, BTL had capital in excess of its required CRR of $15.0 million and $19.8 million, respectively.

        As a Banks, Investment firms, PRUdential (BIPRU) 50k firm as defined by the Markets in Financial Instruments Directive of the FCA, Chi-X Europe computes its CRR as the greater of the base requirement of $0.1 million at December 31, 2015 and December 31, 2014, or the summation of

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(17) Regulatory Capital (Continued)

the credit risk, market risk and fixed overheads requirements, as defined. At December 31, 2015 and 2014, Chi-X Europe had capital in excess of its required CRR of $0.4 million and $0.5 million, respectively.

(18) Equity

Distributions

        During 2014, in accordance with the Direct Edge Transaction, the Company paid working capital distributions to stockholders of the Company prior to the Direct Edge Transaction of $1.19 per share. In addition, during 2014, the board of directors declared cash dividends of $1.50 per share, of which, $0.05 per share was paid in 2015.

        The following table summarized the cash distributions declared by class of stock during the year ended December 31, 2014 (in millions):

Common Stock
Voting	Non-voting	Class A non-voting	Class B non-voting	Total
$188.8	$0.7	$13.5	$18.2	$221.2

Stock-Based Compensation

        The Company utilizes equity award programs for offering long-term incentives to its employees. The equity incentives have been granted in the form of nonstatutory stock options and restricted stock. In conjunction with these programs, the Company recognized stock-based compensation expense of $5.9 million, $1.9 million and $2.2 million for the years ended December 31, 2015, 2014 and 2013, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

        The Company has three equity incentive plans pursuant to which stock options and restricted stock have been granted: the Amended and Restated Bats Global Markets, Inc. 2008 Stock Option Plan (2008 Plan), the Bats Global Markets, Inc. 2009 Stock Option Plan (2009 Plan) and the Third Amended and Restated Bats Global Markets, Inc. 2012 Equity Incentive Plan (2012 Plan). Options and restricted stock granted under these plans generally vest over four years. Options granted under the 2008 Plan have five-year contractual terms, while options and restricted stock granted under the 2009 Plan and 2012 Plan have ten-year contractual terms. Pursuant to the 2009 Stock Option Plan and the 2008 Stock Option Plan, the Company authorized grants of options to its full-time employees to purchase up to 6,388,663 shares of the Company's stock. Such shares must be previously unissued or reacquired shares. Pursuant to the 2012 Plan, the Company is authorized to grant restricted stock or stock options up to 3,710,250 shares.

Stock Options

        In connection with the Company's failed attempt of an initial public offering (IPO) during 2012, the Company's registration statement on Form S-1 was declared effective by the SEC. As a result of the registration statement being declared effective and pursuant to the 2008 Plan and 2009 Plan, all remaining outstanding unvested stock options became fully vested one year after the effectiveness of

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(18) Equity (Continued)

the Company's registration statement. The Company recorded $0.4 million in stock-based compensation expense for the year ended December 31, 2013 as a result of the vesting acceleration of outstanding unvested stock options.

        During 2014, in connection with the acquisition of Direct Edge, the Company modified the quantity and the exercise prices of outstanding stock options pursuant to the anti-dilutive provisions of the 2009 Plan. The quantity was increased by approximately 8% and the exercise prices were reduced by 15-20% depending on the exercise prices.

        Summary stock option activity is presented below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2012	1,561,542	$9.49	6.7	$1,652,529
Exercised	(115,673)	9.80		517,628
Forfeited	(21,825)	10.97

Outstanding, December 31, 2013	1,424,044	$9.73	5.8	$2,825,771
Modification	119,121
Granted	638,856	12.52
Exercised	(120,698)	11.58		517,683

Outstanding, December 31, 2014	2,061,323	$9.52	6.4	$6,183,786
Exercised	(115,285)	8.67

Outstanding and expected to vest, December 31, 2015	1,946,038	$9.57	5.5	$12,098,084

Exercisable at December 31, 2015	1,466,892	$8.60	4.4	$10,535,508

        The Company estimated the grant date fair value of options awarded during 2014 using the Black-Scholes valuation model with the following assumptions:

2014
Expected term (in years)	6.25
Expected volatility	34.0%
Expected dividends	None
Risk-free rate	1.93%
Weighted-average fair value at grant date	$4.64
Forfeiture rate	—%

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(18) Equity (Continued)

        Summary of the status of nonvested options is presented below:

Nonvested options	Options	Weighted average grant- date fair value
December 31, 2012—Nonvested	642,563	$8.33
Vested	(620,738)	8.00
Forfeited	(21,825)	8.81

December 31, 2013—Nonvested	—	—
Granted	638,856	4.64

December 31, 2014—Nonvested	638,856	4.64
Vested	(159,710)	4.64

December 31, 2015—Nonvested	479,146	4.64

        Cash proceeds received from 2,501 and 1,250 options exercised for the years ended December 31, 2015 and 2014, respectively, was $0.1 million for both periods. During 2015, 2014 and 2013, the Company purchased 79,888, 89,311 and 87,963 treasury shares for $0.4 million, $1.0 million and $1.0 million, respectively, as the result of 108,008, 120,698 and 115,673 options exercised, respectively, upon cashless exercise to satisfy the exercise price and employee income tax withholdings upon exercise. Excess tax benefits from stock option exercises recognized during the years ended December 31, 2015 and 2014 was $1.0 million and was $35 thousand for December 31, 2013.

Restricted Stock

        Summary restricted stock activity is presented below:

	Number of shares	Weighted average grant date fair value
Nonvested stock at December 31, 2013	449,180	$12.19
Granted	617,095	12.40
Vested	(135,565)	12.19
Forfeited	(110,944)	12.08

Nonvested stock at December 31, 2014	819,766	$12.36
Granted	483,924	15.77
Vested	(406,658)	12.33
Forfeited	(9,254)	12.43

Nonvested stock at December 31, 2015	887,778	$14.23

        The total unrecognized compensation expense related to nonvested restricted stock is approximately $12.0 million, which will be recognized over a weighted average remaining period of 3.2 years.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(18) Equity (Continued)

        During 2015, 2014 and 2013, the Company purchased 146,609, 28,597 and 19,465 treasury shares respectively for $2.3 million, $0.3 million and $0.2 million, respectively, as the result of 406,658, 135,565 and 72,928 shares of restricted stock vesting, respectively, to satisfy the employee income tax withholdings upon vesting.

        During 2015 and 2014, the Company paid $0.9 million and $0.7 million for dividends, respectively, previously declared upon vesting of restricted stock.

Share Repurchase Program

        During 2012, the Company approved a Share Repurchase Program (the SRP) as a way for employees to liquidate shares acquired through exercise of stock options or vesting of restricted stock. The SRP was effective for the periods ending on December 31, 2015, 2014 and 2013. During 2015, 2014 and 2013, the Company repurchased 66,022, 47,811 and 106,320 shares respectively into treasury for $1.0 million, $0.6 million and $1.2 million, respectively.

(19) Income Taxes

        Net deferred tax liabilities consist of the following components as of December 31, 2015 and 2014 (in millions):

	2015	2014
Deferred tax assets:
Stock-based compensation	$4.4	$4.5
Bad debts	0.1	0.1
Other assets	1.2	2.9
Property and equipment	—	0.5
Intangible start-up costs	0.2	0.2
Unrecognized tax benefits	4.2	3.0
Net operating losses and credit carryforwards	4.2	1.9
Foreign currency translation loss	3.0	1.0

Total deferred tax assets	17.3	14.1

Deferred tax liabilities:
Goodwill and other intangibles	19.9	15.7
Property and equipment	2.7	—
Prepaid expenses	1.1	1.2
Foreign branch losses	—	0.1
Foreign equity earnings	0.4	0.3

Total deferred tax liabilities	24.1	17.3

Net deferred tax liabilities	$(6.8)	$(3.2)

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(19) Income Taxes (Continued)

        The deferred tax asset associated with net operating losses and credit carryforwards is $4.2 million and $1.9 million for the years ended December 31, 2015 and 2014, respectively. The net operating losses have no expiration. The credit carryforwards have various expiration periods. It is anticipated that all credit carryforwards will be utilized prior to expiration.

        The provision for income taxes for the years ended December 31, 2015, 2014 and 2013 consists of the following (in millions):

	2015	2014	2013
Current tax expense:
Federal	$32.7	$21.1	$23.5
State	9.5	5.4	2.5
Foreign	7.4	—	—

Total current tax expense	49.6	26.5	26.0
Deferred income tax expense:
Federal, state and foreign	6.9	4.6	2.8

Total deferred income tax expense	6.9	4.6	2.8

Income tax provision	$56.5	$31.1	$28.8

        For the years ended December 31, 2015, 2014 and 2013, income from continuing operations before taxes consists of the following (in millions):

	2015	2014	2013
U.S. operations	$105.3	$48.8	$58.5
Foreign operations	33.4	31.5	17.1

	$138.7	$80.3	$75.6

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(19) Income Taxes (Continued)

        Income tax expense (benefit) attributable to income from continuing operations consists of (ins millions):

	Current	Deferred	Total
Year ended December 31, 2015
U.S. federal	$32.7	$6.9	$39.6
State and local	9.5	0.8	10.3
Foreign jurisdictions	7.4	(0.8)	6.6

	$49.6	$6.9	$56.5

Year ended December 31, 2014
U.S. federal	$21.1	$(0.9)	$20.2
State and local	5.4	0.6	6.0
Foreign jurisdictions	—	4.9	4.9

	$26.5	$4.6	$31.1

Year ended December 31, 2013
U.S. federal	$23.5	$12.1	$35.6
State and local	2.5	0.3	2.8
Foreign jurisdictions	—	(9.6)	(9.6)

	$26.0	$2.8	$28.8

        The following table shows the tax effects to additional paid-in capital and other comprehensive (loss) income (in millions):

	Year ended December 31
	2015	2014	2013
Excess tax benefit related to stock-based compensation	$1.0	$(0.1)	$—
Income tax (benefit) expense to other comprehensive income	(1.9)	(5.7)	1.7

        The Company has elected to treat BTL and Chi-X Europe as flow-through entities for U.S. federal income tax purposes. As a result, the activities for BTL and Chi-X Europe are treated as branches of the Company, and taxable income or loss reported by BTL and Chi-X Europe are included in the U.S. federal income tax return of the Company. The Company assessed the realizability of its U.K. deferred tax assets and released its valuation allowance in 2013. The Company recorded a corresponding U.S. deferred tax liability for the U.K. deferred tax assets. It is anticipated that a portion of the U.K. tax liability will be offset by U.S. foreign tax credits subject to the limitations of Internal Revenue Code Section 901(m). Pursuant to U.K. tax law, net operating losses do not expire as long as the trade or business that generated the losses remains in existence.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(19) Income Taxes (Continued)

        The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the years ended December 31, 2015, 2014 and 2013 due to the following (in millions):

	2015		2014		2013
Computed "expected" tax provision	$48.6	35.0%	$28.1	35.0%	$26.5	35.0%
Increase (decrease) in income tax resulting from:
Nondeductible expenses	0.8	0.6	0.2	0.2	1.4	1.9
Section 199 benefits	(2.1)	(1.5)	(1.3)	(1.6)	(1.5)	(2.0)
State income taxes	7.8	5.7	5.0	6.2	4.4	5.8
Recognition of unrecognized tax benefits	0	0	—	—	(3.8)	(5.0)
Other	1.4	0.9	(0.9)	(1.1)	1.8	2.4

Income tax provision	$56.5	40.7%	$31.1	38.7%	$28.8	38.1%

        The effective tax rate for 2015 was 40.7% compared to 38.7% in 2014 and 38.1% in 2013. The effective tax rate increased from 2013 to 2014 due a reduction in Section 199 benefits and an increase of unrecognized tax benefits. The effective tax rate increased from 2014 to 2015 due to higher non-deductible expenses.

        The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

        In 2013, the Company released its valuation allowance associated with its U.K. net deferred tax assets. A reconciliation of the U.K. valuation allowance for the year ended December 31, 2013 is as follows (in millions):

	Balance beginning of period	Credited to income	Changes to accumulated other comprehensive income	Releases	Balance end of period
December 31, 2013	16.9	(7.0)	(0.4)	(9.5)	—

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(19) Income Taxes (Continued)

        A reconciliation of the unrecognized tax benefits for the years ended December 31, 2015, 2014 and 2013 is as follows (in millions):

	Year ended December 31
	2015	2014	2013
Balance at beginning of year	$7.9	$6.0	$9.1
Additions for acquired entities	—	0.5	—
Additions for current year tax positions	3.5	2.1	1.9
Additions for prior year tax positions	1.2	1.0	—
Reductions for prior year tax positions	(0.2)	(0.3)	(5.0)
Reductions related to expirations of statute of limitations	(0.4)	(0.3)	—
Settlements	—	(1.1)	—

Balance at end of year	$12.0	$7.9	$6.0

        It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $4.2 million and 0.5 million within the next twelve months due to potential tax authority examination adjustments and expiring statutes of limitation, respectively.

        At December 31, 2015 and 2014, the Company had $9.0 million and $4.9 million, respectively, of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $1.2 million and $0.7 million related to uncertain tax positions at December 31, 2015 and 2014. Total interest and penalties increased by $0.5 million in 2015 and increased by $0.1 million in 2014.

        The Company files a U.S. federal income tax return and tax returns in various jurisdictions, including a U.K. income tax return for its U.K. operations. The Company's open tax years are 2012 through 2015. The Company is currently under a U.S. federal income tax examination for tax year 2011, 2012 and 2013 and in certain states for certain subsidiaries. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(20) Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share (in millions, except per share data):

	2015	2014	2013
Numerator:
Net income	$82.2	$49.2	$46.8
Denominator:
Weighted average common shares outstanding for basic earnings per share	94.6	92.2	66.0
Weighted average effect of dilutive securities:
Stock options and restricted stock	0.4	0.5	0.3

Denominator for diluted earnings per share	95.0	92.7	66.3

Basic and diluted earnings per share:
Basic earnings per share	$0.87	$0.53	$0.71
Diluted earnings per share	$0.87	$0.53	$0.71

        Stock options to purchase and restricted stock of 0.2 million shares at December 31, 2015 and 2014 were outstanding but were not included in the computation of diluted earnings per share as they were anti-dilutive under the treasury stock method.

(21) Commitments, Contingencies and Guarantees

Operating Leases

        The Company leases office and data center space under non-cancelable operating leases with third parties. Some leases contain renewal options and escalation clauses based on increases in property taxes and building operating costs.

        In November 2012, the Company entered into a lease agreement with a data center provider for the primary data center in Slough, U.K. This lease is for 41 months. In December 2011, the Company also entered into new lease agreements with the data center provider for the primary data center in Weehawken, New Jersey and the back-up data center site in Chicago, Illinois. These leases are for 30 months and 34 months respectively.

        In October 2012 and amended in November 2013, the Company entered into a ten year lease agreement for office space in New York, with the one-time option to cancel the lease after five years.

        In November 2013, the Company extended its lease at the U.S. disaster recovery space for an additional five years.

        In December 2013, the Company entered into new five-year lease agreements with a new data center provider in Secaucus, New Jersey.

        In February 2014, the Company extended its lease at its U.S. headquarters for ten years.

        In October 2015, the Company extended its lease at its London office through December 2017.

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(21) Commitments, Contingencies and Guarantees (Continued)

        Future annual minimum lease commitments under these operating leases as of December 31, 2015, are as follows (in millions):

2016	$5.4
2017	3.8
2018	2.7
2019	1.7
2020	1.6
Thereafter	6.2

Total	$21.4

        Rent expense was $3.1 million, $4.2 million and $1.9 million, for the years ended December 31, 2015, 2014 and 2013, respectively, which is recorded in occupancy expense in the accompanying consolidated statements of income. Other operating lease expense included $1.7 million, $2.5 million and $1.3 million recorded in systems and data communication for the years ended December 31, 2015, 2014 and 2013, respectively, and $6.0 million and $5.6 million recorded in general and administrative for the years ended December 31, 2015 and 2014, respectively.

Legal Proceedings

        From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the consolidated financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

        On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against Bats and Direct Edge, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States between April 18, 2009 and the present on a registered public stock exchange (Exchange Defendants) or a United States-based alternate trading venue and were injured as a result of the misconduct detailed in the complaint, which includes allegations that the defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, Judge Jesse Furman of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Court issued an Opinion and Order granting Defendant's Motion to Dismiss, dismissing the Complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015. Plaintiff's appeal brief will be due on January 7, 2016 and Respondent's brief was filed on April 7, 2016.

        On May 23, 2014 and May 30, 2014, Harold R. Lanier filed three class action lawsuits in the Southern District of New York against Bats and other securities exchanges. The complaints were

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(21) Commitments, Contingencies and Guarantees (Continued)

identical in all substantive respects, but each related to the dissemination of market data under a different market system—(i) the NASDAQ UTP Plan Market System; (ii) the OPRA Market System; and (iii) the Consolidated Quotation System and the Consolidated Tape System. Each of the actions purported to be brought on behalf of all subscribers who entered into contracts with the exchanges for the receipt of market data and were injured as a result of the misconduct detailed in the complaints, which includes allegations that the defendants did not provide market data services in a non-discriminatory manner or provide subscribers with "valid" data (i.e., data that is accurate and not stale). On January 16, 2015, Judge Katherine Forrest of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on April 28, 2015, the Court filed an Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Plaintiff filed a Notice of Appeal of the dismissal and on September 1, 2015, Appellant filed its appeal brief. Respondent's brief was filed on November 24, 2015 and Appellant's reply brief was filed on December 8, 2015. Oral argument was held on March 3, 2016.

        Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for Bats market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application held before the SEC's Chief Administrative Law Judge, or ALJ, regarding fees proposed by Nasdaq and the NYSE for their respective market data products. On June 1, 2016, the ALJ issued a decision rejecting SIFMA's denial of access challenge to the Nasdaq and NYSE fees at issue. It is anticipated that SIFMA will petition the SEC for review by the Commission. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

        In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC, and Bats Trading is subject to reviews and inspections by the Financial Industry Regulatory Authority ("FINRA"). The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with the federal securities laws as well as the Company's members' compliance with the federal securities laws.

Guarantees

        The Company uses Wedbush Securities, Morgan Stanley and Merrill Lynch (collectively, affiliates of stockholders of the Company) to clear its routed cash equities transactions. Wedbush Securities, Morgan Stanley and Merrill Lynch guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of a failure to perform on the part on one of its clearing firms of routed cash equities transactions, Wedbush Securities or Morgan Stanley, the Company provides the guarantee to the counterparty to the trade. The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company's options transactions. The Company believes that any potential requirement for the Company to make payments

Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(21) Commitments, Contingencies and Guarantees (Continued)

under these guarantees is remote and accordingly, has not recorded any liability in the consolidated financial statements for these guarantees.

(22) Subsequent Events

        On March 28, 2016, the Company signed a definitive agreement to acquire ETF.com, a provider of ETF data, news and analysis, with approximately $3.0 million in annual revenue. The transaction closed on April 1, 2016.

        In June 2016, the Company refinanced its Amended 2014 Loan with new seven-year $650 million term loans (the "2016 Term Facility"). The 2016 Term Facility decreased the spread on the interest rate to, subject to compliance with a leverage ratio pricing grid, LIBOR plus 3.50%, and includes 50 basis points of original issue discount. Under the 2016 Term Facility, the required annual amortization also decreased to 1.0% per annum, calculated on the basis of the outstanding principal amount of the 2016 Term Facility. In addition, the Company entered into a new three-year $100 million revolving credit facility with an interest rate based on, subject to compliance with a leverage ratio grid, LIBOR plus 2.75%, which includes an undrawn fee, subject to compliance with a leverage ratio grid, of 0.375%, replacing the revolving credit facility under the Amended 2014 Loan.

        On September 25, 2016, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with CBOE Holdings, Inc. ("CBOE Holdings") under which CBOE Holdings agreed to acquire the Company in a cash and stock transaction valued at approximately $3.2 billion (based on the closing price of CBOE Holdings' common stock on September 23, 2016). The Merger Agreement also contains an election procedure allowing each of the Company's stockholders to seek all cash or all stock, subject to proration and adjustment. The Merger Agreement has been approved by the board of directors of each company. The transaction is subject to customary closing conditions including approval by the shareholders of both companies and certain customary regulatory approvals, and is expected to close in the first half of 2017.

QuickLinks

  Exhibit 99.1
Report of Independent Registered Public Accounting Firm
Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries Consolidated Statements of Financial Condition December 31, 2015 and 2014 (In millions, except share data)
Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries Consolidated Statements of Income Years ended December 31, 2015, 2014 and 2013 (In millions, except per share data)
Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries Consolidated Statements of Comprehensive Income Years ended December 31, 2015, 2014 and 2013 (In millions)
Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries Consolidated Statements of Cash Flows Years ended December 31, 2015, 2014 and 2013 (In millions)
Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) and Subsidiaries Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013
  Transaction Fees and Liquidity Payments
  Market Data Fees
  Regulatory Transaction and Section 31 Fees
  Port Fees
  Concentrations of Revenue and Liquidity Payments
  Financial Investments
  Equity Method Investment
  Instruments Measured at Fair Value on a Recurring Basis
  Instruments Measured at Fair Value on a Nonrecurring Basis
  Fair Value of Financial Instruments
  Distributions
  Stock-Based Compensation
  Share Repurchase Program